UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-41656

Jayud Global Logistics Limited

(Exact name of registrant as specified in its charter)

Building 3, No. 7 Gangqiao Road,

Li Lang Community, Nanwan Street,

Longgang District, Shenzhen,

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Information Contained in this Report

As previously disclosed, Jayud Global Logistics Limited, a Cayman Islands exempted company, (the “Company”) received a letter from The Nasdaq Stock Market LLC (“Nasdaq”) dated May 1, 2024, notifying the Company that it is no longer in compliance with the minimum stockholders’ equity requirement for continued listing on the Nasdaq Capital Market. Nasdaq Listing Rule 5550(b)(1) requires companies listed on Nasdaq Capital Market to maintain stockholders’ equity of at least $2,500,000 (the “Stockholders’ Equity Requirement”). During the period from October 21, 2024 to October 28, 2024, the Company consummated (i) the acquisition of a 20% stake in a 70,000 square feet warehouse located in Rialto, California, (ii) the acquisition of a 49% stake in a 50,000 square feet warehouse located in Chino, California, (iii) acquisition of a 10% stake in a licensed customs broker established in 2016, (iv) the acquisition of a 95% stake in a 28,320 square feet warehouse located in Houston, Texas, (v) the acquisition of a 20% stake in a 60,000 square feet warehouse located in Somerset, New Jersey, (vi) a private placement offering (the “PIPE”) of its Class A ordinary shares in the aggregate amount of $6,657,000, and (vii) the conversion of convertible notes issued in September 2024 and October 2024 (collectively, the “Transactions”). The Company believes that, as of the date of this report, it has regained compliance with the Stockholders’ Equity Requirement based upon the Transactions. Nasdaq will continue to monitor the Company’s ongoing compliance with the Stockholders’ Equity Requirement. In the event that at the time of its next periodic report the Company does not evidence compliance, the listed security of the Company may be subject to delisting.

This Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3, as amended (File No. 333- 280010).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2024

Jayud Global Logistics Limited

By:	/s/ Xiaogang Geng
Name:	Xiaogang Geng
Title:	Chief Executive Officer

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